FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of October, 2013

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding the date of meeting of the board of directors and payment of 2012 final dividend of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on September 30, 2013.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DATE OF MEETING OF THE BOARD OF DIRECTORS
AND PAYMENT OF 2012 FINAL DIVIDEND

The board of directors (the “Board”) of Huaneng Power International, Inc. (the “Company”) announced that a meeting of the Board of the Company will be convened on Tuesday, 22 October 2013, for the purposes of considering and approving the results announcement of the Company for the nine months ended 30 September 2013 for publication and transacting any other business.

In addition, the Board confirms that the cheques representing payment of the 2012 final dividend of RMB0.21 (tax inclusive) (equivalent to HK$0.259682) per share (net of enterprise income tax and in Hong Kong dollars) had been mailed to the holders of H shares whose names appeared on the H Share register of members of the Company on the record date of 26 June 2013 by ordinary post at their own risk or, if applicable, payment of the 2012 final dividend had been transferred to relevant holders of H shares at their designated bank accounts, on 16 August 2013.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)

Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
30 September 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     October 2, 2013